United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                              Commission File Number   333-64449

                   Insight Communications of Central Ohio, LLC
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                       c/o Insight Communications Company
                               810 Seventh Avenue
                            New York, New York 10019
                                 (917) 286-2300
    ------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       Guarantee on a Conditional Basis of
          $55,869,000 Aggregate Principal Amount at Maturity of 12-7/8%
                         Senior Discount Notes due 2008
          -------------------------------------------------------------
            (Title of each class of securities covered by this Form)


       -------------------------------------------------------------------
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)    [ ]        Rule 12h-3(b)(1)(i)    [X]
        Rule 12g-4(a)(1)(ii)   [ ]        Rule 12h-3(b)(1)(ii)   [ ]
        Rule 12g-4(a)(2)(i)    [ ]        Rule 12h-3(b)(2)(i)    [ ]
        Rule 12g-4(a)(2)(ii)   [ ]        Rule 12h-3(b)(2)(ii)   [ ]
                                          Rule 15d-6             [ ]


Approximate  number of holders of record as of the certification or notice date:
None

Pursuant to the requirements of the Securities Exchange Act of 1934, Insight Communications of Central Ohio, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:    September 30, 2003           By:      /s/ Elliot Brecher
                                         ---------------------------------------
                                               Elliot Brecher
                                               Senior Vice President and General
                                                  Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.